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                          UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. 2)*

                         BERNARD CHAUS, INC.
- ------------------------------------------------------------------------------
                          (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
- ------------------------------------------------------------------------------
                       (Title of Class of Securities)

                             162510101
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                          (CUSIP Number)

Josephine Chaus
c/o Shereff, Friedman, Hoffman & Goodman, LLP
919 Third Avenue
New York, New York, Attn: Richard A. Goldberg (212) 758-9500
- ------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                      November 22, 1994
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         (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
CUSIP No. 162510101                           Page 2 of    Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Josephine Chaus

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                   (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                          [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

- ------------------------------------------------------------------------------
             NUMBER OF SHARES BENEFICIALLY OWNED BY
                EACH REPORTING PERSON WITH
7. SOLE VOTING POWER
     14,587,200

8. SHARED VOTING POWER
     118,000

9. SOLE DISPOSITIVE POWER
     14,587,200

10. SHARED DISPOSITIVE POWER
     118,000
- -----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,705,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.4%

14. TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                          SCHEDULE 13D
                         AMENDMENT NO. 2
                       BERNARD CHAUS, INC.

     This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Schedule 13D") and the Amendment No. 1 to the Schedule 13D relating to the event date of October 16, 1992 reported by Josephine Chaus, each relating to the common stock, par value $0.01 per share (the "Shares") of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The above-referenced Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the "Schedule 13D."


ITEM 1.   SECURITY AND ISSUER.
- ----------------------------

     This Schedule 13D relates to Shares of the Issuer. The principal executive offices of the Issuer are located at 1410 Broadway, New York, New York 10018.


ITEM 2.   IDENTITY AND BACKGROUND.
- ----------------------------------

     (a) This Schedule 13D is being filed by Ms. Josephine Chaus. Ms. Chaus is sometimes referred to herein as the "Reporting Person".

     (b) - (c) The Reporting Person is the Chairwoman of the Board and member of the Office of the Chairman of the Issuer. The principal business address of Ms. Chaus is 1410 Broadway, New York, New York 10018. The principal business of the Issuer, together with its subsidiaries, is designing, arranging for the manufacture of, and marketing of four lines of women's apparel in an extensive selection of styles and sizes.

     (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ms. Chaus is a citizen of the United States.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ------------------------------------------------------------

     The Reporting Person purchased an aggregate of 5,833,000 Shares (after giving effect to a May 1986 stock split) prior to the Issuer becoming a reporting company.

     Each of the Reporting Person and her husband, the late Bernard Chaus, acquired 13,000 Shares of the Issuer in accordance with purchases made in reliance upon the exemption set forth in Rule 10b-18 of the rules and regulations promulgated under the Securities Exchange Act of 1934. The purchases were made as follows: (i) on March 7, 1990, each of Mr. and Ms. Chaus purchased 2,400 shares; (ii) on April 4, 1990, each of them purchased 8,550 shares; and (iii) on April 5, 1990, each of them purchased 2,050 shares. All of such shares were purchased at a price of $3.75 per share, which was the market price of the shares on each of the dates of purchase. The purchase was financed with the personal funds of each of Mr. and Ms. Chaus.

     On October 16, 1992 the Estate of Bernard Chaus distributed 5,728,100 Shares to the Reporting Person as beneficiary pursuant to the will of Bernard Chaus.

     During fiscal 1994, the Reporting Person provided credit support to the Issuer in the form of a letter of credit in the aggregate amount of $7,200,000 to assist the Issuer which required availability under its working capital credit line in excess of the amount available under its borrowing base formula. The Reporting Person initially provided a letter of credit in the amount of $3,000,000 on April 15, 1994 which was increased to $5,000,000 on June 14, 1994 and further increased on September 13, 1994 to $7,200,000. In addition, the expiration date of the letter of credit was extended from October 15, 1994 to April 15, 1995 (the "Extension").

     In consideration for the Reporting Person's provision of credit support to the Issuer, a special committee of independent members of the Board of Directors of the Issuer (the "Special Committee"), authorized the issuance to the Reporting Person, subject to shareholder approval, of (i) warrants to purchase 338,000 shares of Common Stock at an exercise price of $3.00 per share (the "$3.00 Warrants") for the initial $3 million letter of credit; (ii) warrants to purchase 206,000 shares of Common Stock at an exercise price of $2.25 per share (the "$2.25 Warrants") for the $2 million increase in the letter of credit; (iii) warrants to purchase 32,500 shares of Common
Stock at an exercise price of $4.62 per share (the "$4.62 Warrants") for the $2.2 million increase in the letter of credit; and (iv) warrants to purchase 640,000 shares of Common Stock at an exercise price of $4.62 per share for the Extension (the "Extension Warrants"). The exercise prices of the $3.00 Warrants and $2.25 Warrants represent a 20% premium over the closing price of the Common Stock on the New York Stock Exchange on April 15, 1994 and June 23, 1994, respectively,

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the dates when the Special Committee approved the issuance of such warrants.
The exercise prices of the $4.62 Warrants and the Extension Warrants represent a 20% premium over the average closing price of the Issuer's Common Stock on the New York Stock Exchange over the five trading day period commencing September 27, 1994 (i.e., subsequent to the public announcement of Andrew Grossman's employment by the Issuer as the new Chief Executive Officer and two trading days after the announcement of the Issuer's 1994 fiscal year results).

     In approving such warrants, the Special Committee sought the advice of Lehman Brothers, which provided its view as to the commercial reasonableness of the transaction. The Issuer's shareholders approved the issuance of the warrants at the Annual Meeting of Shareholders held on November 22, 1994.

     In order to provide additional equity to the Issuer, to enhance the Issuer's balance sheet and accommodate the Issuer's bank, the Reporting Person agreed to purchase and the Special Committee agreed to sell, 1,914,500 shares of Common Stock of the Issuer at a purchase price equal to $3.85 per share (the five trading day average of the closing sale price of the Issuer's Common Stock commencing September 27, 1994). Pending shareholder approval of her purchase of the shares of Common Stock, the Reporting Person loaned $7,200,000 to the Issuer and the Issuer issued promissory notes in the aggregate principal amount of $7,200,000 (the "Notes") to the Reporting Person, bearing interest at 12%. The sale of the shares were approved by the shareholders at the Issuer's 1994 Annual Meeting of Shareholders held on November 22, 1994. The Notes were exchanged for the shares of Common Stock effective upon the date of such approval.

     In approving the sale of the shares of Common Stock to the Reporting Person, the Special Committee sought the advice of Lehman Brothers, which provided its view as to the commercial reasonableness of the transaction.

ITEM 4.   PURPOSE OF TRANSACTION.
- ---------------------------------

     Ms. Chaus intends to hold all the Shares owned by her for investment purposes and to review her investment from time to time. Ms. Chaus has no current plans or proposals which relate to or would result in any of the subjects covered in paragraphs (a) through (j) of Item 4. Ms. Chaus reserves the right to acquire additional shares of common stock, to dispose of shares of common stock, or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable in light of her general investment policies, market conditions and other factors.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -----------------------------------------------

          (a) The aggregate number of Shares beneficially owned by the Reporting Person is 14,705,200 Shares or approximately 68.4% of the number of Shares outstanding. The 14,705,200 Shares beneficially owned by the Reporting Person include 1,216,500 Shares purchasable upon the exercise of the warrants described in Item 3 hereof.

          (b) The Reporting Person has the sole power to vote, direct the vote or dispose of 14,587,200 Shares. She shares power to vote, direct the vote or dispose of the ownership of 118,000 Shares held by her as co-trustee for her children.

          (c) All transactions in the Shares that were effected by the Reporting Person since the most recent filing on Schedule 13D are set forth in
Item 3 hereof.

          (d)-(e)  Not applicable.


ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
- --------------------------------------------------------------------


     The warrants described in Item 3 hereof are exercisable upon the effective date of issuance (November 22, 1994) and will expire five years from such date. The warrants will contain customary antidilution provisions. The Reporting Person has agreed to forfeit a pro rata portion of the Extension Warrants if the Letter of Credit is terminated before April 15, 1995.

     On September 1, 1994 the Reporting Person entered into a letter agreement (the "Letter Agreement"), with Andrew Grossman, the Issuer's new Chief Executive Officer, pursuant to which she agreed to vote all her shares in favor of, among other things, a bonus plan in favor of and the grant of options to Mr. Grossman at the Annual Meeting of Shareholders of the Issuer held on November 22, 1994. The Letter Agreement is hereby incorporated herein by this reference.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
- --------------------------------------------

     Exhibit A -Letter Agreement dated September 1, 1994 between Josephine
               Chaus and Andrew Grossman

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                           Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    December 7, 1994


                              /s/ Josephine Chaus
                              ----------------------------------
                              Josephine Chaus

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                          EXHIBIT INDEX



EXHIBIT                            DESCRIPTION
- -------                            -----------

   A Letter Agreement dated September 1, 1994 between Josephine Chaus and Andrew Grossman

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                                                       Exhibit A

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                         JOSEPHINE CHAUS
                     c/o Bernard Chaus, Inc.
                          1410 Broadway
                    New York, New York 10018


                                   September 1, 1994


Andrew Grossman
210 East 65th Street
Apartment 14D
New York, New York 10021

Dear Mr. Grossman:

          In connection with the employment agreement (the "Agreement") between Bernard Chaus, Inc. (the "Company") and you dated of even date herewith and in consideration of the mutual covenants, agreements and undertakings set forth therein, I agree, on behalf of myself and my heirs, executors and administrators of my estate and my successors and assigns, to vote all of my shares of common stock of the Company in favor of the following proposals which the Company has agreed in the Agreement to present for a vote of shareholders at the next annual meeting of shareholders (or in the case of (i) below, each annual meeting held during the term of the Agreement):
          (i)  your re-election to the Company's board of directors;
          (ii) a bonus plan providing for your Net Profit Participation (as defined in Section 5(a) of the Agreement);
          (iii) the grant of options to you to purchase 1,500,000 shares of Common Stock as set forth in the first sentence of Section 8 of the Agreement; and

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          (iv) the grant of additional options to you to purchase 1,500,000 shares of Common Stock as set forth in the second sentence of Section 8 of the Agreement.
          I represent and warrant to you that as of the date hereof, I have the power to vote in excess of 50% of issued and outstanding shares of common stock of the Company.

                                   Very truly yours,




                                   /s/Josephine Chaus
                                   -------------------------
                                   Josephine Chaus


Accepted and Agreed to:


/s/ Andrew Grossman
- -----------------------------
Andrew Grossman

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